FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 March 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 27 March 2018, London UK - LSE

GSK reaches agreement with Novartis to acquire full ownership of Consumer Healthcare Business

●           Agreement with Novartis to buyout Novartis' 36.5% stake in the Consumer Healthcare Joint Venture for $13 billion (£9.2 billion)

●           Proposed transaction addresses one of the Group's stated key capital allocation priorities, supporting efforts to improve performance and capital planning for the Group

●          100% ownership of world-leading Consumer Healthcare business enables GSK shareholders to capture full value of future performance

●          Consumer Healthcare business well positioned to deliver sales and earnings growth, driven by category-leading Power Brands, science-based innovation and improved efficiencies. Operating margins to approach 'mid-20's' percentages by 2022 (at
             2017 CER)

●          Transaction expected to be accretive to adjusted earnings in 2018 and thereafter, and to strengthen cash flow generation

●          GSK also to initiate strategic review of Horlicks and other consumer nutrition products to support transaction funding. Review will include an assessment of Group's shareholding in Indian subsidiary, GlaxoSmithKline Consumer Healthcare Ltd

GlaxoSmithKline plc (LSE/NYSE: GSK) today announces that it has reached an agreement with Novartis for the buyout of Novartis' 36.5% stake in their Consumer Healthcare Joint Venture for $13 billion (£9.2 billion). The Consumer Healthcare Joint Venture was formed as part of the three-part transaction between GSK and Novartis which was approved by shareholders in 2014. Last year, GSK's Consumer Healthcare business reported sales of £7.8 billion and since 2015 sales have grown 4% on a 3 year CAGR basis (2015-2017 at 2014 CER) with an overall improvement in operating margins from 11.3% in 2015 to 17.7% in 2017.

Under the terms of the original transaction, Novartis has the right, exercisable from 2 March 2018 to 2 March 2035 to require GSK to purchase its stake (or specified tranches of it) in the Joint Venture. This put option, in both size and possible timing, creates inherent uncertainty for the Group's capital planning. The new agreement to buy-out Novartis' stake removes this uncertainty and improves the Group's ability to plan allocation of capital to its other priorities.

As a result of the transaction, GSK's shareholders will capture the full value of GSK's Consumer Healthcare growth. With category-leading Power Brands, increased focus on science-based innovation and improved operational efficiencies, GSK Consumer Healthcare is well positioned to deliver sales growth, operating margin improvements and attractive returns. The business expects operating margins to approach 'mid-20's' percentages by 2022 at 2017 CER.

The transaction is expected to be accretive to adjusted earnings in 2018 and thereafter, and is expected to strengthen operational cash flows. Together with the Group's new launch opportunities and expected operational improvements, these financial benefits further support GSK's increased confidence in its ability to deliver its 2020 outlooks and invest effectively in the Group's other priorities.

The transaction is subject to approval by GSK shareholders as Novartis is treated as a related party under UK Listing Rules, and the Board intends to unanimously recommend that shareholders vote in favour of the transaction.

GSK is initiating a strategic review of Horlicks and its other consumer healthcare nutrition products to support funding of the transaction, and to drive increased focus on OTC and Oral Health categories. Combined sales of these products were approximately £550 million in 2017.

The majority of Horlicks and other nutrition products sales are generated in India, with the Horlicks range widely recognised as a portfolio of premium nutrition products. In India, these products are sold by GlaxoSmithKline Consumer Healthcare Ltd, a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The strategic review will include an assessment of GSK's 72.5% shareholding in the company.

GSK expects the outcome of the strategic review to be concluded around the end of 2018. There can be no assurance that the review process will result in any transaction.

India remains a priority market for GSK investment and growth. The Consumer Healthcare business will continue to invest in growth opportunities for its OTC and Oral Health brands, such as Sensodyne and Eno. The Group is also actively investing in its Pharmaceutical and Vaccines businesses, including building new manufacturing capacity in Vemgal, Karnataka and Nashik.

Emma Walmsley, Chief Executive Officer, GSK said:

"The proposed transaction addresses one of our key capital allocation priorities and will allow GSK shareholders to capture the full value of one of the world's leading Consumer Healthcare businesses. For the Group, the transaction is expected to benefit adjusted earnings and cash flows, helping us accelerate efforts to improve performance. Most importantly it also removes uncertainty and allows us to plan use of our capital for other priorities, especially pharmaceuticals R&D."

V A Whyte
Company Secretary
27 March 2018

Teleconferences

A media teleconference will be held today at 10am BST:
UK Free Phone: 0808 234 7616
US Free Phone: 1 888 419 5570
International direct: +1 617 896 9871
Access Numbers: http://www.btconferencing.com/globalaccess/?bid=288_attended
Confirmation Code: 762 354 17

An analyst/investor teleconference will be held today at 2pm BST:
UK Free Phone: 0808 234 7616
US Free Phone: 1 877 415 3186
International direct: +1 857 244 7329
Access Numbers: http://www.btconferencing.com/globalaccess/?bid=288_attended
Confirmation Code: 231 041 26

A live audio webcast will begin at the same time as the teleconference. Participants can register for the webcast via www.gsk.com

A presentation for analysts and investors will be available on GSK's website: www.gsk.com from 13:00 UK.

An archived version of the webcast will be available from the GSK website at approximately 19:00 UK, 14:00 US EDT on the same day.

Principal terms and conditions of the buyout

Structure and financing
The buyout will be structured as a cancellation of Novartis' shares in the Joint Venture in consideration of the Joint Venture paying the buyout price to Novartis. GSK has entered into a committed facilities agreement to support funding of the buyout.

Valuation and financial information
The value of the Novartis put option was reported as £8.6 billion at 31 December 2017 representing an undiscounted value of £8.9 billion assuming completion of that option in mid-year 2018. The Board believes the negotiated value of $13 billion (£9.2 billion) is consistent with the methodology set out in the existing Joint Venture Shareholders' Agreement.

At 31 December 2017, the value of the Joint Venture's gross assets represented by Novartis' stake was £5,859 million. In the financial year ended 31 December 2017, the share of the Joint Venture's adjusted operating profit represented by Novartis' stake was £494 million.

Conditions to completion
Novartis is treated as a related party of GSK for the purposes of the Listing Rules by virtue of its 36.5% interest in the Joint Venture and, as such, the buyout is conditional upon the approval of GSK's shareholders at a general meeting.  GSK has agreed that its Board will recommend that shareholders vote in favour of the resolution approving the buyout, subject to provisions that allow the recommendation to be withdrawn on account of fiduciary duties. The buyout is also conditional on there being no governmental orders restraining or prohibiting the buyout.

Break fee
GSK has agreed to pay a break fee of $200 million if (i) the GSK Board changes, withdraws or qualifies its recommendation (subject to repayment if shareholder approval is then still obtained within eight weeks of such change, withdrawal or qualification); (ii) shareholders vote on the buyout and do not approve it; or (iii) no vote is held on the buyout by 31 August 2018.

By virtue of Novartis being a related party of GSK under the Listing Rules, the break fee constitutes a smaller related party transaction within LR11.1.10R of the Listing Rules. GSK has obtained written confirmation from Citi, J.P. Morgan Cazenove and Greenhill that the terms of the break fee are fair and reasonable as far as GSK's shareholders are concerned.

Termination of the agreement for the buyout
The agreement for the buyout may be terminated if (i) agreed in writing between the parties; (ii) if the break fee is paid (and, where applicable, there is then no subsequent shareholder vote approving the buyout within eight weeks); or (iii) if the buyout has not completed by 31 December 2018. If the agreement for the buyout is terminated, the Joint Venture shareholders' agreement will continue to operate in accordance with its current terms.

Pre-completion dividends and post-completion true-up
The Joint Venture will continue to pay dividends to GSK and Novartis in accordance with its established practice until completion. The buyout is subject to a post-completion true-up which ensures that Novartis receives its agreed share of the Joint Venture's profits for any period between the last regular dividend and completion of the buyout.

Expected timetable to completion
A circular setting out further details on the buyout, including the resolution seeking shareholder approval, will be sent to GSK shareholders in due course. Completion of the buyout is currently expected to occur during the summer of 2018.

Advice to the Board

The Board, which has been so advised by Citi, J.P. Morgan Cazenove and Greenhill, considers the terms of the buyout to be fair and reasonable and, to be in the best interests of shareholders. In providing their advice to the Board, Citi, J.P. Morgan Cazenove and Greenhill have taken into account the Board's commercial assessment of the buyout.

Sources of information and bases of calculation

Unless otherwise stated, the financial information relating to GSK is extracted from the audited consolidated financial statements of GSK for the financial year to which it relates, prepared in accordance with IFRS.

Exchange rates of £1 = US$1.42 have been used, being the exchange rates at 4.30 p.m.in London on 26 March 2018.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Advisors:

Citi	Chris Hite Andrew Seaton Robert Way	+44 207 986 4000 / +1 212 816 6000
J.P. Morgan Cazenove	Hernan Cristerna John Mayne David Lomer	+44 207 742 4000
Greenhill	David Wyles Seamus Moorhead Rupert Hill	+44 207 198 7400

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of GSK is V.A. Whyte, Company Secretary.
Information relating to non IFRS measures

We use a number of adjusted, non-IFRS, measures to report the performance of our business, as described on page 58 of GSK's 2017 Annual Report, including Adjusted results, free cash flow and CER growth rates. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Information regarding forward-looking statements
This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.
Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. Factors that may affect GSK's operations include, but are not limited to, those described under Item 3.D "Principal risks and uncertainties" in GSK's Annual Report on Form 20-F for 2017. Subject to the requirements of the Financial Conduct Authority ("FCA"), the London Stock Exchange, the Listing Rules and the Disclosure Guidance and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.
No statement in this document is intended as a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the earnings per share of GSK, as altered by the transaction will necessarily match or exceed the historical or published earnings per share of GSK or the relevant entities which form the basis for the transaction.

Cautionary statement
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.
This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. GSK shareholders are advised to read carefully the formal documentation in relation to the transaction once it has been despatched. Any response to the proposal should be made only on the basis of the information in the formal documentation to follow.
Citigroup Global Markets Limited ("Citi"), which is regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for GSK as joint sponsor and joint financial adviser and for no one else in connection with the transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the transaction and will not be responsible to anyone other than GSK for providing the protections afforded to clients of Citi nor for providing advice in relation to the transaction or any other matter referred to in this document.  Save for the responsibilities and liabilities, if any, of Citi under the Financial Services and Markets Act 2000 ("FSMA") or the regulatory regime established thereunder, Citi assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK's behalf, or by Citi, or on Citi's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the transaction. Citi accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.
J.P. Morgan Securities plc ("J.P. Morgan"), which conducts its UK investment activities as J.P. Morgan Cazenove and which is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for GSK as joint sponsor and joint financial adviser and for no one else in connection with the transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the transaction and will not be responsible to anyone other than GSK for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the transaction or any other matter referred to in this document.  Save for the responsibilities and liabilities, if any, of J.P. Morgan Cazenove under FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK's behalf, or by J.P. Morgan Cazenove, or on J.P. Morgan Cazenove's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the transaction. J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.
Greenhill & Co, International LLP ("Greenhill"), which is authorised in the United Kingdom by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for GSK as joint financial adviser and for no one else in connection with the transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the transaction and will not be responsible to anyone other than GSK for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the transaction or any other matter referred to in this document.  Save for the responsibilities and liabilities, if any, of Greenhill under FSMA or the regulatory regime established thereunder, Greenhill assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by GSK, or on GSK's behalf, or by Greenhill, or on Greenhill's behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with GSK or the transaction. Greenhill accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 27, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc